June 21, 2019

Vladimir Novakovic
President and Chief Executive Officer
Flashapp, Inc.
2 Infirmary Street
Leeds, LS1 2JP
Great Britain

       Re: Flashapp Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 6, 2019
           File No. 333-228571

Dear Mr. Novakovic:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2019 letter.

Registration Statement on Form S-1

Description of Securities, page 26

1. We note your response to prior comment 8. Please reconcile your disclosure that you had
       5,000,000 shares of common stock issued and outstanding held by Mr. Novakovic as of
       May 31, 2019 with other statements that he only owns 3,500,000 of common stock issued and outstanding.
 Vladimir Novakovic
Flashapp, Inc.
June 21, 2019
Page 2
Financial Statements , page F-1

2.    Please revise your financial statements and related footnotes as follows:

          Revise the caption titled "net income" in the equity section of your balance sheets to "accumulated deficit."
          Revise the opening balance for your interim statement of changes in stockholders'
          equity to include a column for common stock subscribed and ensure that each column agrees to the equity accounts in your balance sheet.
          Disclose the date that the financial statements were issued in your subsequent events footnote

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                            Sincerely,

FirstName LastNameVladimir Novakovic                        Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameFlashapp, Inc.
                                                            and Services
June 21, 2019 Page 2
cc:       Elaine A. Dowling
FirstName LastName